Organization Indirect Owners

Organization CRD Number: 79   **Organization Name: J.P. MORGAN SECURITIES LLC**

Organization SEC Number: 8-35008   **Applicant Name: J.P. MORGAN SECURITIES LLC**

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Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
JP MORGAN CHASE & CO.	Domestic Entity	JPMORGAN CHASE HOLDINGS LLC	STOCK HOLDER	11/2016	75% or more	Y	Y	13-2624428
JPMORGAN CHASE HOLDINGS LLC	Domestic Entity	J.P. MORGAN BROKER-DEALER HOLDINGS INC.	STOCKHOLDER	11/2016	75% or more	Y	N	81-3858870